Exhibit 99.116

StarPoint announces property acquisition; $355 million bought deal equity and convertible debenture financing; upward revision to 2005 guidance; increase to monthly distribution

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Toronto Stock Exchange Symbol “SPN.UN”

CALGARY, May 9 /CNW/ -

$392 MILLION PROPERTY ACQUISITION

StarPoint Energy Trust (“StarPoint” or the “Trust”) is pleased to announce that it has entered into an agreement with EnCana Corporation (the “Vendor”) to acquire a package of high quality, long life, operated crude oil properties strategically located in the Trust’s primary operating areas of Central and Southern Alberta for a total cash consideration of approximately $392 million, after certain closing adjustments (the “Acquisition”).

The acquired assets comprise 22.8 MMBOE of proven plus probable reserves, and more than 6,750 boepd of production (“Assets”).

The Acquisition has an effective date of May 1, 2005 and is expected to close on or about June 30, 2005.

The highlights associated with the Acquisition are set forth below:

1.              Transaction Overview

StarPoint is currently in the process of completing its previously announced business combination (the “APF Combination”) with APF Energy Trust (“APF”). Pursuant to the provisions of the Combination Agreement dated April 13, 2005, which requires APF to approve material changes such as the Acquisition, APF’s managementand board of directors have unanimously approved the transaction with EnCana. “This is precisely the dynamic deal-making ability that gave us the confidence that the StarPoint team could execute on significant, accretive acquisitions”, noted APF’s President, Steve Cloutier.

The Assets are strategically located in Central and Southern Alberta and overlap with existing assets of both StarPoint and APF in these areas.

The Assets include more than 10 high quality, long life crude oil pools (average 28 degrees API) comprising more than 250 million barrels of original oil in place. StarPoint sees significant opportunity for infill and step out development drilling, and waterflood potential associated with these Assets.

The Assets have a 100% working interest and are 100% operated.

Virtually all of the Assets have no lessor’s royalty associated with them. Consequently, the netbacks associated with this Acquisition are significantly higher (i.e. more than 20 percent higher), than production encumbered with a conventional Alberta lessor’s royalty (conventional Alberta lessor’s royalty is approximately 20%). On this basis, the reserves and production that StarPoint is acquiring in the Acquisition have a significantly higher value than barrels encumbered with a traditional Alberta or freehold lessor’s royalty.

The Acquisition is accretive, to both StarPoint stand alone, and to Starpoint/APF proforma, on a reserve, production, cash flow and net asset value per unit basis.

2.              Reserves (independently engineered, McDaniel & Associates Consultants Ltd. and Gilbert Laustsen Jung Associates Ltd. effective March 31, 2005; NI 51-101 compliant).

The reserves associated with the Assets are 16.2MMBOE, total proved, and 22.8MMBOE, proven plus probable.

Reserve multiple acquisition metrics associated with the Acquisition are:

Total Proved:	$24.20/boe
Proved + Probable:	$17.16/boe

As discussed above, virtually all of the Assets being acquired do not have a conventional lessor’s royalty attached to them. Consequently, production from the Assets delivers netbacks more than 20% higher than production encumbered with a conventional Alberta or freehold lessor’s royalty.

3.              Production

The Assets include daily production as set forth below:

Oil & Liquids	5,800 bbls/day (28 degrees API)
Gas	5.7 MMcf/day
Total	6,750 boe/day (86% oil)

Production multiple acquisition metrics associated with the Acquisition are $58,000 per flowing boe. Please refer to the (bold) discussion in Item No. 1 above regarding the netbacks and valuations associated with the Assets.

4.              Reserve Life Index

The reserve life index relating to the Assets is set forth below:

Total Proved:	6.6 years
Proven + Probable:	9.3 years

5.              Net Operating Income

Prior to closing, StarPoint has the opportunity to hedge up to 70 percent of the acquired (before Crown royalty) volumes for both oil and gas associated with the Assets, for periods of up to two years, to lock-in applicable cash flows and transaction metrics.

Accordingly, assuming this strategic hedging program is implemented at current strip prices, net operating income associated with the Assets is more than $92.5 million annualized, utilizing US$43.75 WTI per barrel and C$6.75 GJ AECO pricing for the remaining unhedged production.

On this basis, StarPoint is paying approximately 4.25 times cash flow for the Assets.

6.              Operating Costs

Operating costs relating to the Assets are approximately $7 per boe.

7.              Royalties

The Assets do not have a traditional Alberta lessor’s royalty associated with them. Accordingly, the average royalty rate associated with the Assets is approximately 6 percent.

8.              Large Development Drilling Upside

StarPoint has identified more than 120 operated, light and medium gravity crude development drilling locations, and numerous recompletion opportunities, relating to the Assets.

The Assets also include three associated waterflood enhancement projects.

9.              Undeveloped Land Base

The Assets include an undeveloped land base of more than 35,000 net acres. It is important to note that all future development of the Assets will benefit from the low royalty associated with these lands.

BOUGHT DEAL FINANCING

In connection with the Acquisition, StarPoint has entered into an agreement with a syndicate of underwriters led by BMO Nesbitt Burns Inc. to sell 16,400,000 subscription receipts (the “Subscription Receipts”) at $18.00 per Subscription Receipt to raise gross proceeds of $295.2 million. The Trust has granted the underwriters an option, exercisable up to 24 hours prior to closing, to purchase up to an additional 1,400,000 Subscription Receipts (representing approximately $25 million) on the same terms and conditions. Each Subscription Receipt will be exchanged into one StarPoint trust unit to be issued from treasury upon closing the Acquisition. StarPoint has also agreed to sell to the underwriting syndicate, $60 million of 6.5% convertible extendible subordinated debentures (the “Debentures”). The Debentures will mature on July 31, 2010 and will be convertible into approximately 50.6329 StarPoint trust units per $1,000 face amount of Debentures, at any time, at the option of the holder, representing a conversion price of $19.75 per trust unit.

The issue of Subscription Receipts and Debentures will be offered in all provinces of Canada by means of a short form prospectus. Closing of the offerings are expected to occur on or about May 26, 2005, subject to regulatory approval. Purchasers under this Offering will be eligible to receive the equivalent of the monthly distribution of $0.20 per unit payable on June 15, 2005 to unitholders of record May 24, 2005.

The securities offered have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the U.S. Securities Act.

UPWARD REVISION TO 2005 GUIDANCE

The Acquisition is accretive to StarPoint (and StarPoint proforma the APF Combination) on a reserve and production per unit basis.

The Acquisition is significantly accretive to StarPoint unitholders (and StarPoint unitholders proforma the APF Combination) on a cash flow per unit basis (i.e. more than 30 percent accretive to StarPoint stand alone and more than 10 percent accretive to StarPoint proforma the APF Combination).

StarPoint’s 2005 exit rate is now being revised upward from 25,650 boepd (following the closing of the recently announced strategic APF Combination) to more than 31,500 boepd.

INCREASE TO MONTHLY DISTRIBUTION; LOWER PAY-OUT RATIO

Subject to the closing of the Acquisition and the APF Combination, StarPoint will increase its monthly distribution from $0.20 per unit to $0.21 per unit effective the distribution payable July 15, 2005 to unitholders of record no later than June 30, 2005.

In addition, subject to the closing of StarPoint’s previously announced energy trust combination with APF (the “APF Combination”), and the Acquisition referred to herein, StarPoint’s estimated pay-out ratio will be reduced from 72% to 69%, fully diluted, following the above-mentioned increase in StarPoint’s monthly distribution.

PROFORMA ANALYSIS; OUTLOOK

Following the closing of the recently announced APF Combination, the Acquisition referred to herein, and the bought deal financing referred to above, StarPoint Energy Trust will have the following characteristics:

1.	Enterprise Value (C$ Billion)
	•	Market Capitalization	$1.61
	•	Debt and Working Capital	$0.39
			$2.00

2.	Significant Reserve Base
	•	Total Proved:	76.4MMBOE
	•	Proved + Probable:	110.5MMBOE

3.	High Netback Production (BOEPD)
	•	2005 average daily rate:	greater than 20,000 boepd (60% light oil; 40% natural gas)
	•	2005 exit rate:	greater than 31,500 boepd (60% light oil; 40% natural gas)

4.	Long Reserve Life Index (years)
	•	Total Proved:	6.6 years
	•	Proved + Probable:	9.6 years

5.	Units Outstanding
	•	86.3 million basic
	•	88.5 million fully diluted

6.	Solid Balance Sheet(x)
• Proforma debt and working capital: $390 million

(x)	Note:	Debt to forward cash flow ratio of 1.2 times.

7.	Increased Regular Monthly Distributions(x)
	•	$0.20 per unit, per month
	•	$0.21 per unit, per month for distribution on July 15, 2005

(x)	Note:	The stability of ongoing distributions is increased through StarPoint’s ongoing comprehensive hedging strategy, and the low pay-out ratio.

8.	Lower Pay-out Ratio Following the Distribution Increase
	•	67 percent basic
	•	69 percent fully diluted

9.	Large Land Base
	•	greater than 550,000 net acres undeveloped land

10.	Large Development Drilling Inventory
	•	700 locations (gross)
	•	532 locations (net)

11.	Estimated Taxability
	•	85 percent taxable

StarPoint and APF are currently in the process of completing a business combination into a single trust (the “APF Combination”) to be managed by StarPoint’s existing management team, which is expected to close on or before the end of June, 2005.

The Acquisition is not contingent on the successful closing of the StarPoint/APF Combination. The StarPoint/APF Combination is not contingent on the successful closing of the Acquisition.

FORWARD LOOKING STATEMENTS

This press release may contain forward-looking statements including expectations of future production, cash flow and earnings. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: the risks associated with the oil and gas industry (e.g., operational risks in development, exploration and production; delays or changes in plans with respect to exploration or development projects or capital expenditures; the uncertainty of reserve estimates; the uncertainty of estimates and projections relating to production, costs and expenses, and health, safety and environmental risks), commodity price, price and exchange rate fluctuation and uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures. Additional information on these and other factors that could affect StarPoint Energy Trust’s operations or financial results are included in StarPoint Energy Trust’s reports on file with the Canadian securities regulatory authorities.

Note: Boe means barrel of oil equivalent on the basis of 1 boe to 6,000 cubic feet of natural gas. Boe’s may be misleading, particularly if used in isolation. A boe conversion ratio of 1 boe for 6,000 cubic feet of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Boed means a boe per day.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction. The securities offered have not and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold in the United States except in certain transactions exempt from the registration requirements of the U.S. Securities Act and applicable states securities laws.

THE TORONTO STOCK EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT

RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

/For further information: StarPoint Energy Trust, Paul Colborne, President and C.E.O., Telephone: (403) 268-7800, Fax: (403) 263-3388; Brett Herman, Vice President, Finance and C.F.O., Telephone: (403) 268-7800, Fax: (403) 263-3388/